Exhibit 99.1

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

July 6, 2020

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

U.S.A.

Ladies and Gentlemen:

We have read the statements concerning our firm contained in Form 6-K of Wins Finance Holdings Inc.’s Form 20-F dated and filed with the Securities and Exchange Commission on July 6, 2020, and are in agreement with the statements concerning our firm contained in the first, second, third, fourth and fifth paragraphs. We have no basis to agree or disagree with other statements in Form 6-K.

Very truly yours

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

Hong Kong, China